FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 000-21919

DF CHINA TECHNOLOGY INC.

(Translation of registrant’s name into English)

14066 Catalina Street
San Leandro, California
CA 94577, U.S.A.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following sets forth a press release issued on August 31, 2004 by DF China Technology Inc. Contact: Mr. Yam Sheung KWOK Tel: (852) 2255 0688 Fax: (852) 2851 3660

FOR IMMEDIATE RELEASE
DF CHINA TECHNOLOGY ANNOUNCES THE RESIGNATION OF
MR. YAM SHEUNG KWOK, THE EXECUTIVE DIRECTOR AND THE APPOINTMENT OF DR. WEI
WANG AS EXECUTIVE DIRECTOR

Effective August 31, 2004, Yam Sheung KWOK resigned as the executive director of DF China Technology Inc. and, accordingly, he ceased to be a member of the executive committee of the company.

On August 31, 2004, the directors of DF China Technology Inc. appointed Dr. Wei WANG as executive director and a member of the executive committee.

Background of the new director is as follows:

Dr. Wei Wang
 Dr. Wang joined DiChain Software Systems (Shenzhen) Limited (“DiChain Software”) in 2000. Prior to joining DiChain Software, Dr. Wang served as a senior manager in several IT and consulting companies in Hong Kong and China, including AT&T, Hong Kong government, OOCL Logistics, and Huawei Technology. Dr. Wang received his Ph.D. degrees in Industrial Engineering and Management from Hong Kong Technology University and Central China University, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF China Technology Inc.
By /s/ FAN Di
FAN Di, Director & Chief Executive Officer

Date: August 31, 2004